FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                26 November 2002


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Develops new technology released on 26 November 2002


Exhibit No. 1

26 November 2002
                    VIROTEC DEVELOPS NEW PHOSPHATE FERTILISER

Virotec International Ltd (ASX/AIM: VTI) is pleased to announce that scientists from the Company's ViroSoils Division, have developed and lodged a patent application for a new process that has the potential to add substantial value to the worldwide phosphate fertiliser industry.

Virotec's proprietary process produces a highly efficient phosphate fertiliser - ViroPhosphateTM. Whilst ViroPhosphateTM facilitates the transfer of phosphorous to plants, it virtually eliminates phosphorous leachate production thereby minimising adverse environmental impacts of fertiliser usage.

Executive Chairman Brian Sheeran expands, "From today, Virotec will be talking to fertiliser companies throughout the world. We believe our product is superior to all current phosphate fertilisers and we will be actively seeking established local and global partners for the commercialisation of ViroPhosphateTM."

Current world demand for phosphate fertiliser exceeds 50 million tonnes per annum and this can only increase as the need to feed a growing world population further depletes nutrients in agricultural soils. However, phosphate leached from fertilised land is a major contributor to the environmental problem of eutrophication that often causes excessive weed growth and hazardous blue/green algal blooms in rivers and lakes.

Scientific Director Professor McConchie explains, "Many research studies in Australia and elsewhere have shown that as much as 40% to 60% of all the phosphate fertiliser applied to farm land can be washed into nearby rivers. The amount of phosphorous washed from farm land into rivers and lakes will depend on many factors, however, laboratory tests on sandy soils show that superphosphate loss can be over 90% for a mere 500 mm of rainfall, whereas the loss of phosphorous from the same amount of ViroPhosphateTM is much less than 1% for the same rainfall. Furthermore, ViroPhosphateTM reduces soil acidity and it can greatly reduce, and sometimes almost prevent, the transfer of many potentially hazardous elements, including cadmium and uranium that are present in many conventional phosphate fertilisers, to plants and animals. Essentially, ViroPhosphateTM is good news for farmers and good news for the environment."

ViroPhosphateTM is the second major product developed by Virotec's ViroSoils Division. The first product, ViroBind, is an environmentally safe, water insoluble additive used to treat acidic soils and to immobilise trace metals in contaminated soils so that they can't be easily leached out or taken up by plants. It also improves the geotechnical properties of the soil (particularly the rate of consolidation and the shear strength of the compacted material) and it ensures that the foundations of any structures built on the reclaimed land are protected from possible acid corrosion.

For further information please contact Virotec on +617 5530 8014 or refer to www.virotec.com.


                           Virotec International Ltd
                               ABN 81 004 801 398
                                   PO Box 188
                            Sanctuary Cove QLD 4212
                                   Australia


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     26 November 2002